ROPES & GRAY LLP
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July 29, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chanda DeLong/Loan Lauren P. Nguyen – Legal
Juan Migone/Linda Cvrkel – Accounting

Re: Dunkin’ Brands Group, Inc.
Registration Statement on Form S-1 filed May 4, 2011, as amended File No. 333-173898

Ladies and Gentlemen:

In connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-1 of Dunkin’ Brands Group, Inc. (the “Company”), certain materials were provided to the Commission supplementally. On behalf of the Company, and pursuant to Rule 418 of the Securities Act of 1933, we hereby request that the Commission return such supplemental materials to the Company, or in the alternative, destroy them.

Very truly yours,

/s/ Ryan G. Schaffer

Ryan G. Schaffer

cc:	Richard J. Emmett, Dunkin’ Brands Group, Inc.

Craig E. Marcus, Ropes & Gray LLP